Exhibit 2.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended December 31, 2010

INTRODUCTION

This document provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Equinox Minerals Limited (“Equinox” or the “Company”) to enable a reader to assess material changes in financial condition and results of operations of Equinox as at and for the three and 12 months ended December 31, 2010, in comparison to the corresponding prior year periods.

This MD&A, which has been prepared as at March 9, 2011, is intended to supplement and complement the audited consolidated financial statements and notes thereto, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), for the 12 months ended December 31, 2010 (collectively the “Financial Statements”). All amounts in this MD&A are expressed in U.S. dollars, unless identified otherwise. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. References to “C$” in this MD&A refer to Canadian dollars.

This MD&A should be read in conjunction with both the Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2009, the related annual MD&A included in the 2009 Annual Report and the Annual Information Form dated March 15, 2010 which have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online at www.sedar.com.

Readers are cautioned not to rely solely on the summary of such information contained in this MD&A, but should also read the Annual Information Form dated March 15, 2010, and subsequent press releases, all of which are filed on SEDAR (www.sedar.com). Readers are also directed to the cautionary notes and disclaimers contained herein. Additional information relating to the Company is available online at www.sedar.com.

HIGHLIGHTS FOR THE YEAR

Equinox made significant progress this year in delivering shareholder value through the optimization of Lumwana as well as through the acquisition of Citadel. Some of Equinox’s key achievements during 2010 resulting from these efforts are listed below.

Financial Achievements

•

Generated an operating profit(1) of $529 million in 2010, an increase of 170% compared to $196 million in 2009(2). An after tax profit of $269 million in 2010 was also generated compared to an after tax loss of $183 million in 2009(2).

•	Cash resources of $320 million at the end of 2010, an increase of 193% compared to $109 million in 2009(2).

•	Generated earnings-per-share for the year ended December 31, 2010 of $0.38 compared to a loss-per- share for the year ended December 31, 2009(2) of $0.27.

Operating Achievements

•	Completed ramp up of the Lumwana mine.

•	Copper production increased to 146,690 tonnes in 2010, an increase of 34% compared to 109,413 tonnes in 2009(2), surpassing the 2010 annual guidance.

•	Achieved C1 operating cost(1) of $1.38 per pound of copper for 2010, a decrease of 7% compared to $1.49 in 2009(2).

•	Material movement exceeded 100 million tonnes in 2010, an increase of 24% compared to 81 million tonnes in 2009(2), following improved operational and mechanical performance.

•

Ore milled increased to 18.6 million tonnes in 2010, an increase of 42% compared to 13.1 million tonnes in 2009(2), exceeding design rate of 20 million tonnes per annum (“Mtpa”) over the second half of the year.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

•	Copper recoveries improved to 91% compared to recoveries of 85% in 2009(2), with a lower percentage of transitional ore being treated throughout 2010.

•	Mine head grade of 0.86% copper in 2010 compared to head grade of 0.95% in 2009(2), as mining moved away from the central high grade core over the second half of 2010.

•

Commenced a two-phased feasibility study (the “Lumwana Expansion Study”) to investigate expanding Lumwana to 35 Mtpa by 2014 and awarded the two staged expansion plan for Lumwana to Ausenco. The Lumwana Expansion Study was subsequently modified to include an expansion to a plant capacity of 45 Mtpa.

•	Discovered the Chimiwungo East ore sheet, a substantial extension of the Chimiwungo ore body that has the potential to increase the Chimiwungo resource potential to 1 to 1.5 million tonnes.

Corporate Achievements

•	Secured a new $400 million corporate loan facility replacing the existing Lumwana project senior and subordinated debt facilities.

•

Implemented a takeover offer for Citadel Resource Group Limited (“Citadel”) (an Australian Securities Exchange (“ASX”) listed base metals and gold company with a portfolio of development and exploration assets located in Saudi Arabia) to acquire all of the issued and outstanding shares of Citadel and by year end had acquired 89.47% of Citadel shares. By January 6, 2011, the Company had acquired 90.59% and initiated compulsory acquisition procedures to acquire all remaining shares in Citadel. The compulsory acquisition process was completed on February 15, 2011.

Subsequent to Year-End

•

Implemented a takeover bid for Lundin Mining Corporation (“Lundin”) (a Toronto Stock Exchange (“TSX”) and the NASDAQ OMS Stockholm (“OMX”) listed diversified base metals company with a portfolio of operating mines in the DRC, Portugal, Sweden, Spain and Ireland) to acquire all of the issued and outstanding shares of Lundin.

Performance

(in thousands of dollars except as otherwise noted)	Three months ended December 31		Twelve months ended December 31
	2010	2009(2)	2010	2009(2)
Gross sales	$325,509	$233,431	$1,046,787	$531,962
Net income/(loss)	$91,984	($27,465)	$269,105	($183,063)
Earnings/(loss) per share (dollars)	$0.13	($0.04)	$0.38	($0.27)
Copper produced in tonnes	33,939	34,626	146,690	87,150
Copper produced in pounds (millions)	74.8	76.3	323.4	192.1
Copper sold in tonnes	33,421	31,410	131,730	81,520
Copper sold in pounds (millions)	73.68	69.24	290.42	179.72
Realized copper price per pound (net of smelter charges)	$4.05	$2.97	$3.25	$2.61
C1 operating cost(1) per pound of copper	$1.64	$1.53	$1.38	$1.49
Cash and cash equivalents	$319,476	$109,130	$319,476	$109,130
Weighted average shares outstanding (in thousands)	717,983	706,210	710,209	670,385

In relation to the concentrate offtake contracts, at the end of the fourth quarter of 2010, the Company had 22,739 tonnes of payable copper provisionally priced at $4.37 per pound ($9,637 per tonne) which remained subject to final pricing adjustment in the first quarter of 2011. The final pricing adjustments recognized during the fourth quarter of 2010 from the previous quarter provisionally priced copper sales was a profit of $10 million, which is included in the gross sales for the fourth quarter of 2010.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

BUSINESS, MARKET & OUTLOOK

Background

Equinox is an international mining and exploration company, dual listed on the TSX and the ASX under the symbol “EQN”. The Company was formed pursuant to Articles of Incorporation under the Canada Business Corporations Act on January 19, 2004 for purposes of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (“Equinox Resources”), its 100% owned subsidiary. The principal assets of Equinox include:

i.	a 100% interest (held through its subsidiary) in the Lumwana copper mine in Zambia (“Lumwana”), which consists of two major copper deposits, “Malundwe” and “Chimiwungo”, located 220 kilometres northwest of the Zambian Copperbelt, together with numerous exploration prospects;

ii.	a 70% interest (held through its subsidiary) in the Jabal Sayid copper and gold project in the Kingdom of Saudi Arabia (“Jabal Sayid”), which consists of three major copper deposits, “Lode 1”, “Lode 2” and “Lode 4”, located 350 kilometres northeast of the Red Sea port city of Jeddah, the commercial capital of the Kingdom of Saudi Arabia, and 120 kilometres south-east of Medina. Equinox is currently in the process of completing the acquisition of the remaining 30% interest in Jabal Sayid; and

iii.	interests in a number of exploration projects in Zambia and the Kingdom of Saudi Arabia.

Equinox is currently focused on operating its 100% owned Lumwana project and construction of the Jabal Sayid project.

Core Business

Equinox’s two primary assets are Lumwana and Jabal Sayid. Since 1999, Equinox has focused its efforts on Lumwana, completing a pre-feasibility study in 2000, a bankable feasibility study in 2003, a definitive feasibility study (the “DFS”) in 2005 and a uranium feasibility study (the “UFS”) in 2008. Equinox commenced the construction of the Lumwana mine in the fourth quarter of 2005. In December 2008, the Lumwana mine was commissioned at a nameplate capacity of 20 Mtpa and copper sulphide concentrate production and sales commenced to off-takers. Commissioning of the Lumwana Mine completes the successful transition of Equinox from developing a major project to operating what management believes will become one of Africa’s largest copper mines.

Equinox acquired Jabal Sayid, in 2010 and has begun focusing its efforts on moving towards commissioning in early 2012. A definitive feasibility study (the “Jabal DFS”) was completed in December 2009 and the Mining (Exploitation) License was granted in May 2010. A Scoping Study for Lode 1 was completed in November 8, 2010.

Significant opportunities exist at Lumwana to: (i) further expand and optimize the mine and concentrator throughput rate, (ii) to assess and evaluate the additional near mine deposits and extensions; and (iii) to develop the Lumwana Mine uranium resource. In addition, Equinox will continue to assess these opportunities for expansion and organic growth at the Lumwana Mine.

Equinox will also continue to review and assess international acquisition opportunities to grow the Company.

Copper Markets

Copper prices on average rose throughout the year, from a low of $2.76 per pound to a high of $4.42 per pound. The average price during the year was $3.42 per pound and closing price was $4.42 per pound. Copper prices have been influenced by increased Chinese demand, positive sentiment about future global economic expansion and continued constraints on and disruptions to the global supply of copper. It is expected that global recovery, in particular China, and supply restrictions will continue to support a positive outlook for copper markets.

Outlook

The target Lumwana production for 2011 is 145,000 tonnes of copper in concentrate with a target C1 operating cost(1) of $1.45 per pound.

A plant debottlenecking and optimization program has commenced and is expected to increase throughput to 25 Mtpa by the end of 2011. Key operational trends for 2011 include increased material movements in the mine, and increased throughput in the plant. Average grades for 2011 are expected to remain around similar grades achieved in the fourth quarter of 2010 as mining operations move along strike away from the higher grade Starter Pit at Malundwe. Recoveries are expected to continue to be around 90%, improving as a lower proportion of transitional material is processed.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Construction of the Jabal Sayid project will continue during 2011 with commissioning expected to commence in the first half of 2012.

This “Outlook” section is forward-looking information and readers are cautioned that actual results may vary. Refer to “Cautionary Statements – Forward-Looking Information” and “Risk and Uncertainties” sections in this MD&A.

Operations

An operating profit(1) of $529 million and an after tax profit of $269 million were generated for the year ended December 31, 2010. The operating profit(1) for 2010 represents an increase of 170% when compared to the 2009(2) operating profit(1) of $196 million due to the increase in copper sold, higher copper prices and reduced C1 operating costs(1). The after tax profit for 2010 represents an increase of $452 million when compared to the 2009(2) net loss of $183 million.

During the year, the mine and process plant operations at Lumwana were fully ramped up. Ore processed at the Lumwana mine for the year was 18.6 million dry metric tonnes of ore, producing 354,256 dry metric tonnes of concentrate at an average copper grade of 41%. This resulted in copper produced in concentrate of 146,690 tonnes (323 million pounds) at an average C1 operating cost(1) of $1.38 per pound.

During the year, the mine ramped up to the full production rate with, material movements of 100.5 million tonnes, representing a 24% increase relative to 2009(2). Improvements in mobile equipment availability, equipment utilization and productivity, together with improved wet season management, all contributed to the improvement in material mined. The improved utilization and productivity resulted from the Hitachi fleet moving into new pit stages, to both the north and the south of the Starter Pit. The opening up of these additional stages and improved planning practices resulted in longer working faces, larger blasts and higher benches, leading to more efficient and productive mining during the year. Ore mined was 17.6 million tonnes, operating at a rate exceeding 20 Mtpa over the last eight months of the year.

The plant processed 18.6 million tonnes of copper ore after running at the design rate of 20 Mtpa for the second half of the year. The head grade of the material treated was 0.86% copper following the treatment of lower grade material later in the year as mining moved away from the higher grade central zones. Copper recoveries were 91% and fluctuated throughout the year in line with the amount of transitional ore being treated.

In addition to the copper ore mined during the year, 2.1 million tonnes of uranium rich ore was mined and stockpiled. The uranium ore stockpile on the ROM pad has increased to 4.6 million tonnes of 900 ppm uranium and 0.8% copper. This copper-uranium ore is being diverted away from the copper concentrator, and is being classified as “waste” to the copper project. This uranium-rich copper ore stockpile may be treated at a later date, if and when the Company builds a uranium processing plant.

C1 operating costs(1) were $1.38 per pound of copper which was a significant reduction of 7% from 2009(2) costs. The cost improvements were largely driven by improved mining efficiencies and higher throughput, despite falling head grades. C1 operating costs(1) in the fourth quarter increased to $1.64 as a result of falling head grades, increases in diesel costs, MARC expenditure related to undercarriage rebuilds and excessive tire usage at the start of the wet season. First and fourth quarter costs have traditionally been higher due to increased tire usage and lower equipment productivity during the wet season.

Lumwana Mine Production Statistics

Production Statistic	Measure	2010	2009(2)	2008(2)
Total material movement	Tonnes (m)	100.5	81.21	—
Ore mined	Tonnes (m)	17.58	13.09	—
Ore processed	Tonnes (m)	18.58	13.69	—
Head grade	Copper %	0.86	0.95	—
Copper recovery	Copper %	91.30	84.51	—
Concentrate grade	Copper %	41.41	43.09	—
Copper in concentrate	Tonnes	146,690	109,413	—
Copper in concentrate	Pounds (m)	323.38	241.21	—
Copper sold	Tonnes	131,730	81,520	—
C1 operating cost(1)	Per Pound	$1.38	$1.49	$1.53

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Construction

Lumwana

Work has commenced on the Chimiwungo crushing and conveying plant with the conveyor corridor, crusher site and initial stockpile area cleared. Clearing and grubbing has commenced on the area of the Chimiwungo Starter Pit. The bulk earthworks contract has been let and the tender for the initial mining has been issued with a view to commencing the pre-strip in mid-2011.

Jabal Sayid

The Company’s mining contractor, Byrnecut Mining, has mobilized initial equipment and personnel to site and temporary power and ventilation has been established. Stripping sections of the existing decline, to allow for access of larger equipment and ventilation ducting, passing bays and generally improving the ventilation capacity, is largely complete. Development headings have been established for the second decline, as have access to the first working level and recommencement of development from the base of the original decline. Raiseboring contractors will mobilize to site in the second quarter of 2011 to commence the drilling of new ventilation raises. First mining of ore is planned from Lode 2 in the fourth quarter of 2011.

The engineering, procurement, construction and management (“EPCM”) contractor, SNC Lavalin, has mobilized to site. Engineering design is well advanced with completion of design scheduled for the second quarter of 2011. Procurement activities are also well advanced, with all key procurement packages complete, and contract awards expected to be completed by the end of the second quarter of 2011. The camps for the contractor and initial stage of the permanent village have been completed. Surface roads, security fencing and the temporary power plant have been completed. Bulk earthworks have commenced with concrete supply and tank fabrication packages awarded and mobilization commenced with the first concrete pour scheduled for the first quarter of 2011.

The total project cost estimate remains at $315 million with plant commissioning due to commence by the end of the first quarter of 2012, for first production mid-year in 2012.

Production Guidance

The target Lumwana production for 2011 is 145,000 tonnes of copper in concentrate with a target C1 operating cost(1) of $1.45 per pound.

A plant debottlenecking and optimization program has commenced and is expected to increase throughput to 25 Mtpa by the end of 2011. Key operational trends for 2011 include increased material movements in the mine, and increased throughput in the plant. Average grades for 2011 are expected to remain around similar grades achieved in the fourth quarter of 2010 as mining operations move along strike away from the higher grade Starter Pit at Malundwe. Recoveries are expected to continue to be around 90%, improving as a lower proportion of transitional material is processed.

This “Production Guidance” section is forward-looking information and readers are cautioned that actual results may vary. Refer to “Cautionary Statements – Forward-Looking Information” and “Risk and Uncertainties” sections in this MD&A.

Offtake

During the year, concentrate delivery was predominantly directed to the Chambishi Copper Smelter Limited (“CCS”) operated by China Non-ferrous Metal Mining and Yunnan Copper, and the Konkola Copper Mines Plc (“KCM”) smelter at Nchanga on the Zambian Copperbelt, which when combined, account for a large majority of Lumwana’s forecast production. Concentrate stocks have remained at similar levels during each quarter with stronger than expected production results towards year end. It is anticipated that these stocks will be drawn down over the first half of 2011.

Exploration Activities

Drilling activity continued at the Chimiwungo deposit throughout the fourth quarter of 2010 up to mid-December. The focus of the work completed during the fourth quarter comprised:

•	extending resources to the south of the Chimiwungo South deposit;

•	commencing the infill drilling of the Chimiwungo East Shoot;

•	sterilization drilling between Chimiwungo North and East; and

•	resource drilling along the eastern flank of Chimiwungo East.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Chimiwungo South

Chimiwungo South Ore Extension: As advised last quarter, historical scout drilling of CHI026 by Phelps Dodge in 1994 identified the strong possibility that the higher grade mineralization within the Chimiwungo South pit could extend considerably further to the south (CHI026, 80m @ 1.34%Cu from 285m). The holes drilled last quarter confirmed that mineralization continues at depth and that the pit design for Chimiwungo South needs to be extended. During the fourth quarter, the possibility that mineralization extends to the east of the Chimiwungo South pit was drill with significant grades and thicknesses encountered. The results indicate that Chimiwungo Main shoot is connected by a substantial thickness of mineralization to the Chimiwungo East shoot.

TABLE 1: Selected drill intercepts, Chimiwungo South and East

HOLEID	EAST	NORTH		From(m)	To(m)	m	Cu pct	U ppm	Co ppm	Depth from surface
CHI0196	378600	8639800		467.1	478.95	11.85	0.55	7.5		460
			and	560.24	587.2	26.96	1.14	38.1
CHI0205	378695	8640202		395.8	406	10.2	0.54	77.9	750	390
			and	433	456.2	23.2	1.0	18.4	1303
			and	460.4	465	4.6	1.02	18.3	818
CHI0208	378496	8640400		272.1	286.6	14.5	0.47	7.1	250	268
			and	313.2	323.3	10.1	0.83	326.2	891
			and	329.1	330.3	1.2	0.84	15.9	1980
			and	340	359.4	19.4	0.83	12.6	562
CHI0210	378910	8640404		410.7	421.1	10.4	0.72	9.1	598	404
			and	430.9	458.42	27.52	1.20	43.9	1435
CHI0325	378689	8640003		380.38	396.25	15.87	0.35	7.4	156	374
			and	440	448.81	8.81	0.89	35.1	1223
			and	490.91	512.72	21.81	0.71	65.7	1597
CHI0458	379100	8640397	entire intercept	429.1	524	94.9	1.01	14.8	441	422
			and	429.1	453.1	24	0.59	5.5	65
			and	457.6	524	66.4	1.23	18.8	604
CHI0212	379300	8640400	entire intercept	493	452	59	1.22	PXRF results only		485
CHI0461	379400	8641200	entire intercept	536	606	70.1	1.01	PXRF results only		528
			comprising	536	552	16	0.71	PXRF results only
			and	558	588	30	1.4	PXRF results only
			and	594	606.1	12.1	1.3	PXRF results only

NOTE:

Italics = PXRF results, not yet corroborated by chemical assay

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Lumwana Mine Lease Exploration

During 2009, extensive field work occurred at the North Dome and Odile Prospects. The prospects were both identified by the coincidence of spectrometer (uranium), soil geochemical and Induced Polarisation anomalies. The host rocks are interpreted to be comparable to the Malundwe and Chimiwungo deposits, although the prospects lie on a different thrust sheet. In November 2010, a diamond rig was moved to the Odile prospect, where seven holes were drilled. ODL011 intersected 8m at 1.02% copper of chalcopyrite and bornite mineralization, as well as uraninite associated with a quartz vein. Holes ODL006 and 007 also intersected copper anomalous schist. The drilling is interpreted to have intersected the up dip position of a south-plunging shoot and additional drilling is required during the 2011 field program to better define the discovery.

Zambia Regional Exploration Targets

In November 2009, the Company was granted the 1,957 km2 Mufapanda license, which covers an Iron Oxide Copper Gold target, located 250 kilometres southeast of Lumwana and 195 kilometres west-northwest of Lusaka. Ground work has been conducted using radiometrics, ground gravity and ground magnetics in conjunction with field mapping.

The planned exploration program included an airborne magnetic, radiometric and gravity survey over the property to provide the essential foundation for exploration for this style of mineralization. Due to the proximity of Mufapanda to an air force base, airborne access has been restricted and the Company continues to seek permission to fly the airborne survey. The Company is hopeful this situation will be resolved in the near future.

The Company holds additional exploration tenements and applications elsewhere in Zambia that have been affected by the introduction of legislation in 2008 that governs the title and commitments on prospecting licenses in Zambia. The Company has been successful in its court case for the Kitwe PLLS026 lease to be re-instated in principle, which in turn sets a precedent for another two retention licences owned by Equinox in western Zambia. The Company continues to work closely with the Government of the Republic of Zambia (the “GRZ”) to resolve the inconsistencies and ambiguities in the legislation before committing expenditure to these regional tenements. No work is being undertaken on these properties currently.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Figure 1

Grade x thickness contour image of Chimiwungo.

The outline of the current $US1.20/lb Cu pit design is shown by the black line.

Additional holes into the Chimiwungo East Shoot continue to confirm the presence of significant thicknesses of mineralization. In addition, holes CHI0196, 0205, 0208 and 0325 indicate the inter-shoot zone also contains significant copper grade.

Expansion and Optimization Plans

Significant opportunities exist at the Lumwana mine to further expand and optimize the concentrator and mine throughput rate; to assess and evaluate the additional near mine deposits discovered to date; and to develop the Lumwana mine uranium resource. Equinox will continue to assess these opportunities for expansion and organic growth at the Lumwana mine.

The Lumwana processing plant is capable of treating ore at rates above the design capacity of 20 Mtpa and management believes it is capable of treating about 25 Mtpa through optimization and debottlenecking with minor plan modification and accelerating the commencement of mining the Chimiwungo deposit. Now that Lumwana has reached design capacity, it is the Company’s objective to increase mine output to achieve this 25 Mtpa target by the end of 2011. At Chimiwungo, clearing of the crusher, conveyor and initial mining areas has already commenced with overburden removal scheduled to commence in mid 2011. While first ore production is expected towards the end of 2012, crushing facilities will not be available until mid 2012.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

During the second quarter of 2010, Equinox commenced a two phased feasibility study (the “Expansion Feasibility Study”) to investigate an expansion to 35 Mtpa of the Lumwana copper project with the award of the engineering contract to Ausenco. The initial Ausenco work is anticipated to take approximately ten months to complete with scoping study results expected at the end of the first quarter of 2011. Following the success of the Chimiwungo drill program, the scope of the Expansion Feasibility Study was changed in the fourth quarter of 2010 to focus on an increased production rate of 45 million tonnes per year.

It is expected that Lumwana will be able to debottleneck the plant to increase production to 25 Mtpa by the end of 2011. At Chimiwungo, overburden removal is scheduled to commence in mid 2011, with first ore production expected towards the end of 2012.

Equinox also completed in 2008 the UFS investigating the onsite treatment of discrete and high grade uranium mineralization contained within the Lumwana Mine copper pit shells. The UFS has confirmed the potential viability of onsite uranium treatment. The decision to proceed with the development of the Lumwana uranium project will depend, subject to Board approval, on a number of factors including satisfactory financing and offtake terms being secured. In the interim, the separate stockpiling of Lumwana mine uranium ore is ongoing and at the end of 2010, the stockpile totalled 4.6 million tonnes of 900 ppm uranium and 0.8% copper.

Zambian Tax

Management estimate the Company’s tax losses carried forward at December 31, 2010 where no income tax benefit has been brought to account are $94 million (2009(2): $48.4 million). No income tax benefit has been brought to account in respect of these losses, as this benefit is not considered more likely than not to be realized.

The GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies on April 1, 2008. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a ‘variable profit tax’, a 15% export tax on concentrate, a ‘windfall tax’ and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes to the 2009 budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax, 15% export tax and the hedging activity quarantine provisions.

In 2005, the Company entered into a Development Agreement with the GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation. The Development Agreement provides LMC with the right to full and fair compensation for any loss, damages or costs incurred by LMC by reason of GRZ’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of independent arbitration in the event of any dispute.

Following local and international legal advice, the Company believes that the compensation rights under the Development Agreement prevail notwithstanding the changes to the Zambian tax regime enacted on April 1, 2008. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the Company has measured in the current year its taxation balances on the basis of the enacted legislation.

Corporate Activities

In March 2010, the Company secured a new $400 million corporate loan (the “Corporate Facility”), which it used to repay certain existing senior and subordinated project loan facilities provided to the Company’s wholly-owned subsidiary Lumwana Mining Company (“LMC”) in 2006 for the development of Lumwana.

The Corporate Facility was placed with four leading commercial banks, Standard Bank Plc, Standard Chartered Bank, Industrial and Commercial Bank of China and BNP Paribas. The key elements of the Corporate Facility are a three-year $220 million term loan with quarterly principal and interest repayments, which commenced on March 31, 2010, and a five-year $180 million revolving facility that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The Corporate Facility is less restrictive than LMC’s project debt facilities and afforded the Company greater control over its financial management and business. Benefits included the removal of any “cash sweep” provisions and the lack of any mandatory hedging requirements, and the Company was no longer required to maintain its undrawn $45 million cost overrun facility.

Also in March, 2010, the Company reached a settlement with ZESCO in relation to electrical power supply charges incurred during the construction phase of Lumwana. The terms of the $4 million settlement agreement between the Company and ZESCO afforded Equinox full and final satisfaction and release from all claims and causes relating to the dispute that involved ZESCO electrical power off-take supplied to Lumwana up to and including December, 2009.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

In October, 2010, the Company implemented a takeover offer (the “Citadel Offer”) for Citadel to acquire all of the issued and outstanding shares of Citadel and by year end had acquired 89.47% of Citadel shares. By January 6, 2011, the Company had acquired 90.59% and initiated compulsory acquisition procedures to acquire all remaining shares in Citadel.

Pursuant to a bid implementation agreement (the “Bid Implementation Agreement”) dated October 24, 2010 between the Company and Citadel, the Company offered to acquire all of the outstanding ordinary shares of Citadel (including all rights attaching thereto) (the “Citadel Shares”) by way of an off-market takeover bid under Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia). The Citadel Offer was made by the Company through Equinox Resources.

Citadel is an emerging base metals and gold company with a portfolio of development and exploration assets located in Saudi Arabia, within the Arabian Shield minerals province. Citadel’s flagship asset is Jabal Sayid, a copper and gold project located 350 km northeast of the Red Sea port city of Jeddah, the commercial capital of Saudi Arabia, and 120 km southeast of Medina. The company currently holds a 70% interest in the Jabal Sayid assets and is in the process of completing a transaction under which it would acquire the remaining 30% ownership of Jabal Sayid from its local Saudi Arabian partners. Citadel also owns several other advanced exploration projects in Saudi Arabia, including the Jabal Shayban and Jabal Baydan gold-base metal projects, the Lahuf gold project, the Bari porphyry gold-copper project and the Wadi Kamal sulphide nickel-copper-PGM project. Prior to the completion of the transactions described above, the Citadel Shares were posted for trading on the Australian Securities Exchange. The Citadel Shares were de-listed from the Australian Securities Exchange following close of trade on January 18, 2011.

The Citadel Shares were acquired under the Citadel Offer for consideration comprised of (i) 1 Equinox CHESS depositary interest (an “Equinox CDI”) for every 14.3 Citadel Shares held plus A$0.105 in cash for each Citadel Share held, or (ii) at the election of each holder of Citadel Shares, 1 common share of the Company (an “Equinox Share”) for every 14.3 Citadel Shares held plus A$0.105 in cash for each Citadel Share held. Equinox Shares are listed on the Toronto Stock Exchange and Equinox CDIs are listed on the Australian Securities Exchange. Each outstanding Equinox CDI confers a unit of beneficial ownership in the Equinox Shares registered on Equinox’s Australian register in the name of CHESS Depositary Nominees Pty Ltd., a wholly-owned subsidiary of the Australian Securities Exchange.

On December 17, 2010, Equinox had acquired a 56.05% interest in Citadel and declared the Citadel Offer free from all defeating conditions. On December 22, 2010, Equinox had acquired a 66.87% interest in Citadel and changes to the board of directors and management of Citadel were effected, including Equinox securing a majority of the board seats of Citadel and replacing Citadel’s Chief Executive Officer and Company Secretary. On December 30, 2010, Equinox extended the Offer period to January 17, 2011.

On January 6, 2011, Equinox had acquired a 90.59% interest in Citadel and initiated compulsory acquisition procedures under the Australian Corporations Act. The compulsory acquisition process was completed on February 15, 2011.

Subsequent to Year End

Subsequent to year end, on February 28, 2011, the Company announced its intention to make an unsolicited offer for Lundin. On March 7, 2011, the Company launched its unsolicited takeover offer to acquire all the issued and outstanding shares of Lundin for approximately C$4.8 billion in cash and shares (the “Lundin Offer”).

Under the terms of the Lundin Offer, Equinox proposes to acquire all of the outstanding common shares of Lundin for a combination of cash and Equinox shares for a total consideration value of C$8.10 per Lundin share. Each Lundin shareholder can elect to receive consideration per Lundin share of either C$8.10 in cash or 1.2903 Equinox shares plus $0.01 for each Lundin share, subject to a pro-ration based on a maximum cash consideration of approximately C$2.4 billion and maximum number of Equinox shares issued of approximately 380 million. The Lundin Offer reflects a 26% premium to the closing price of C$6.45 per Lundin share on the TSX on February 25, 2011.

The cash consideration of Equinox’s Lundin Offer is to be financed through a US$3.2 billion bridge facility being led by Goldman Sachs Lending Partners and Credit Suisse Securities. Equinox intends to refinance the bridge facility through a combination of medium and long term debt instruments. Equinox has no plans to undertake an equity raising as part of the refinancing of the bridge.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

The Lundin Offer will be subject to certain conditions including, without limitation, termination of the existing Lundin-Inmet Arrangement Agreement in accordance with its terms, and a simple majority approval of Equinox shareholders of the issuance of the Equinox shares to be issued under the Lundin Offer at a meeting of Equinox shareholders that Equinox expects to occur in early to mid April. Other conditions will include acceptance of the Lundin Offer by Lundin shareholders owning not less than two-thirds of Lundin’s shares outstanding on a fully-diluted basis, and receipt of applicable regulatory approvals, and other customary unsolicited offer conditions.

Equinox’s bid circular can be found under the Company profile on SEDAR at www.sedar.com.

Lundin is a TSX-listed and OMX-listed diversified base metal mining company with a portfolio of operations in the DRC, Portugal, Sweden, Spain and Ireland.

OVERALL PERFORMANCE

Financial Condition

As at December 31, 2010, Equinox had cash resources of $320 million, an increase of $210 million from December 31, 2009(2) due to positive operating cash flows generated from strong operating profit at the Lumwana mine.

Financial Position

(thousands of dollars, except as otherwise noted)	As at December 31
	2010	2009(2)	2008
Cash and cash equivalents	319,476	109,130	51,327
Property, plant and equipment	2,548,211	1,102,773	1,067,290
Total assets	3,242,295	1,457,674	1,471,131
Long-term debt	399,033	518,652	613,407
Total liabilities	1,267,070	777,102	760,923
Shareholders’ equity	1,975,225	680,572	710,208
Weighted average number of outstanding Shares (000’s)	710,209	670,385	583,800

Total assets increase on Citadel acquisition

On December 17, 2010 (the “acquisition date”) Equinox had acquired 56.03% of the issued share capital of Citadel and declared the Citadel Offer free from all conditions. The Citadel acquisition has been accounted for in accordance with CICA Section 1582 “Business Combinations”. The cash and share consideration paid for the 56.03% interest at the acquisition date, was $699 million.

Further increases in ownership of Citadel are accounted for as a step acquisition in accordance with CICA Section 1602 “Non-Controlling Interest”. At December 31, 2010, Equinox had acquired an additional 33.4% of the issued share capital of Citadel for cash and share consideration totalling $428.5 million of which $184 million remained payable at year end. The difference between the change in value of the non-controlling interest ($417.2 million) and the fair value of consideration for the additional 33.44% acquisition ($428.5 million) is recorded within shareholders’ equity as transactions with owners reserve ($11 million). At December 31, 2010, Equinox had acquired 89.5% of the issued share capital of Citadel, the residual 10.5% not yet acquired gives rise to a non-controlling interest of $131.3 million presented in the shareholders’ equity section of the balance sheet.

The fair value of the Citadel assets acquired includes $1,389 million, net of tax, for the Jabal Sayid copper project and $66 million for exploration and evaluation assets representing a number of copper and gold projects located in the Kingdom of Saudi Arabia.

Deferred Acquisition Costs on Citadel acquisition

At December 31, 2010, pursuant to the Offer a portion of Citadel share acceptances had not yet been settled with $119.8 million of shares yet to be issued and $64.2 million of cash payable.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

On September 8, 2010, Citadel reached agreement with its joint venture partners to acquire the remaining 30% shareholding of Bariq Mining Limited, the owner of the Jabal Sayid copper project, for US$112.5 million. Following approval of the increase in ownership by Citadel shareholders on November 3, 2010, a deposit of $12.5 million was paid with the balance of $100 million payable on or before June 30, 2011.

Reductions in long term debt

As a consequence of the debt restructuring announced in the first quarter of 2010, long term debt repayments of $370 million were made during the year ending December 31, 2010 which reduced the total long term debt balance at December 31, 2010 to $399 million. The repayment of $370 million was funded by the drawdown of the Company’s $400 million corporate loan facility and the remaining amount through cash reserves. The debt repayment included $19 million of break fees and $14 million loan origination fees associated with the refinancing of the Lumwana senior and subordinated project debt facilities which closed in March 2010.

Future income tax liability increase from strong profits and Citadel acquisition

The future income tax liability has significantly increased during the year ending December 31, 2010 due to the $137 million income tax expense on the $407 million profit for the same period. The uplift in value of the Citadel net assets carrying value to the acquisition fair value has generated, for accounting purposes, a deferred tax liability of $229 million.

Shareholders’ equity increases due to net profit and Citadel acquisition

The Company recorded a net income of $269 million for the year ending December 31, 2010 due to increasing production and lower operating costs at the Lumwana Mine. Shares issued or yet to be issued as part of the consideration for acquiring 89.5% of the issued share capital of Citadel totalled $898.4 million.

Cash Flow

(in thousands of dollars)	Fourth Quarter (unaudited)			Financial Year (audited)
	2010	2009	2008	2010	2009(2)	2008
Operating activities	149,392	36,858	(20,369)	467,002	95,129	(81,631)
Financing activities	(36,638)	(41,044)	85,767	(133,736)	12,641	386,898
Investing activities	(55,702)	(6,791)	(64,259)	(121,187)	(50,252)	(327,797)

Net increase / (decrease) in cash and cash equivalents	57,052	(10,977)	1,139	212,079	57,518	(22,530)

Three months ended December 31, 2010 compared to the three months ended December 31, 2009(2)

Cash inflow from operating activities was $149 million for the three months ended December 31, 2010, compared to cash inflow of $37 million for the three months ended December 31, 2009. The increase is due to higher operating profits resulting from higher copper sales volume and higher copper prices. This was offset by $37 million of payments from the settlement of derivative instruments.

Cash outflows from financing activities were $37 million for the three months ended December 31, 2010, compared to cash outflow of $41 million for the three months ended December 31, 2009 primarily due to scheduled loan repayments of $37 million.

Cash outflows from investing activities were $56 million for the three months ended December 31, 2010, higher than the corresponding period in 2009 ($6.8 million) due to Lumwana Mine capital expenditure and the capitalization of mining costs associated with overburden removal during the fourth quarter of 2010. In addition a net payment of $4 million was recorded on the acquisition of Citadel after accounting for cash held by Citadel of $161 million.

Year ended December 31, 2010 compared to the year ended December 31, 2009(2)

Cash inflow from operating activities of $467 million for the year ended December 31, 2010 were significantly higher when compared with $95 million cash inflow for the year ended December 31, 2009(2). The significant increase in 2010 operating cash flows, relative to the corresponding prior year period, was due to higher operating profits resulting from higher copper sales volume, higher copper prices and lower C1 operating costs(1). This was offset by $93 million of payments from the settlement of derivative instruments and offset by a net working capital inflows of $28 million due to an increase in payables.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Cash outflows from financing activities were $134 million for the year ended December 31, 2010, compared to a cash inflow of $13 million for 2009(2). The outflow related to net loan repayments and break fees from the Company’s debt refinancing in March 2010 and routine quarterly loan repayments of $94 million.

Cash outflows from investing activities were $121 million for the year ended December 31, 2010 higher than the corresponding period in 2009(2) ($50 million) primarily due to Lumwana mine and town capital expenditure and the capitalization of mining costs associated with overburden removal. In addition a net payment of $4 million was recorded on the acquisition of Citadel after accounting for cash held by Citadel of $161 million.

RESULTS OF OPERATIONS

An operating profit(1) of $529 million for the year ended December 31, 2010 was achieved by the Company, an increase of 170% over the prior year. The operating profit(1) was generated at the Lumwana Mine based on 146,690 tonnes (323.4 million pounds) of copper produced during the year ended December 31, 2010.

	Fourth Quarter (unaudited)			Financial Year (audited)
(in thousands of dollars except as otherwise noted)	2010	2009	2008	2010	2009(2)	2008
Gross sales	325,510	233,431	—	1,046,787	531,962	—
Smelter treatment charges	(27,411)	(27,596)	—	(104,361)	(63,483)	—

Net sales revenue	298,099	205,835	—	942,426	468,479	—
Cost of sales	(108,708)	(110,443)	—	(413,468)	(272,818)	—

Operating profit(1)	189,391	95,392	—	528,958	195,661	—
Derivative gains/(losses)	(18,427)	(68,980)	262,545	(27,264)	(329,826)	271,520
Exploration costs	(2,340)	(1,706)	(2,977)	(6,010)	(5,119)	(10,262)
Other operating costs	3,812	(2,009)	(314)	(7,652)	(5,870)	(314)
General and administration costs	(11,832)	(3,452)	(2,393)	(21,700)	(10,241)	(8,388)
Financing costs	(10,215)	(44,465)	(685)	(37,592)	(76,871)	(3,660)
Long-term compensation costs	(1,105)	(579)	(908)	(4,675)	(3,474)	(4,953)
Other income/(expenses)	(2,658)	(196)	(7,339)	(7,392)	(4,223)	(3,325)
Citadel acquisition costs	(10,180)	—	—	(10,180)	—	—
Income tax (expense)/benefit	(44,462)	(1,470)	(64,632)	(137,388)	56,900	(67,937)

Profit/(loss) for the period	91,984	(27,465)	183,297	269,105	(183,063)	172,681

Basic earnings/(loss) per share (dollars)	0.13	(0.04)	0.31	0.38	(0.27)	0.30
Diluted earnings/(loss) per share (dollars)	0.13	(0.04)	0.30	0.37	(0.27)	0.29
Weighted basic average number of shares (000s)	717,983	706,210	593,651	710,209	670,385	583,800
Weighted diluted average number of shares (000s)	729,488	719,490	611,163	721,714	683,665	601,312

Three months ended December 31, 2010 compared to the three months ended December 31, 2009

Major items affecting the net profit for the fourth quarter included the following:

1.	Increase in Copper Sales Revenue

The Lumwana mine achieved an operating profit(1) of $189 million for the three months ended December 31, 2010 an increase of 99% compared to the corresponding quarter in 2009. The significant increase in 2010 operating profit, relative to the corresponding prior year period, was primarily due to higher copper prices

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

with the fourth quarter realised copper price (net of smelter charges) of $4.05 per pound of copper compared with $2.97 per pound of copper in the fourth quarter of 2009. During the fourth quarter, 33,421 tonnes (74.68 million pounds) of copper was sold, a 6% increase on the 31,410 tonnes (69.24 million pounds) of copper sold for the three months ended December 31, 2009.

2.	Increased C1 Operating costs(1)

Copper production for the fourth quarter of 2010 of 33,939 tonnes was comparable to the 34,626 tonnes produced in the fourth quarter of 2009. C1 operating costs(1) increased from $1.53 per pound of copper in the fourth quarter of 2009 to $1.64 per pound of copper in the fourth quarter of 2010 on the back of falling head grades, increases in diesel costs and MARC expenditure related to undercarriage rebuilds and excessive tire usage at the start of the wet season. The average head grade for the fourth quarter of 2010 was 0.69% compared to 0.94% for the same period in 2009.

3.	Non-cash hedging Instrument Losses

The Company’s derivative instrument loss impacted the net profit after tax position for the fourth quarter of 2010. The non-cash hedging loss of $18 million for the three months ended December 31, 2010, compared to a loss of $69 million for the three months ended December 31, 2009, was due to the revaluation of the remaining hedge book (13,280 tonnes of copper at December 31, 2010) to current market prices and the strengthening of copper prices from $3.65 per pound at September 30, 2010 to $4.42 per pound at December 31, 2010.

During the corresponding period last year, the hedge book was considerably larger (70,760 tonnes of copper for the quarter ended December 31, 2009) and copper prices increased during the quarter from $2.78 per pound at September 30, 2009 to $3.33 per pound at December 31, 2009. Derivative instrument gains and losses are included in the calculation of the Company’s income tax position.

Year ended December 31, 2010 compared to the year ended December 31, 2009(2)

Major items affecting the net profit for the financial year included the following:

1.	Lumwana Mine Production

The Lumwana mine achieved an operating profit of $529 million for the year ended December 31, 2010 compared to $196 million for the year ended December 31, 2009(2) due to the increasing copper production and higher copper prices. During the year ended December 31, 2010 131,730 tonnes (323.4 million pounds) of copper were sold, a 62% increase on the 81,520 tonnes (179.72 million pounds) of copper sold during the year ended December 31, 2009(2).

2.	Reduced C1 Operating Costs(1)

C1 operating costs(1) for the year ended December 31, 2010 decreased to $1.38 per pound of copper compared with $1.49 per pound of copper for the year ended December 31, 2009(2). The decline was due to cost improvements which were largely driven by increased production through improved mining efficiencies and metallurgical recoveries.

3.	Non-cash hedging Instrument Losses

The Company’s derivative instrument loss decreased the net profit after tax position for the year ended December 31, 2010. The non-cash hedging loss of $27 million during the year ended December 31, 2010, compared to a loss of $330 million for the year ended December 31, 2009(2), was due to the revaluation of the entire remaining hedge book to current market prices and the strengthening copper prices from $3.33 per pound at December 31, 2009(2) to $4.42 per pound at December 31, 2010.

4.	Income Tax Expense

The income tax expense of $137 million for the year ended December 31, 2010, compared to an income tax benefit of $57 million for the year ended December 31, 2009(2), was the product of the profit generated by the Lumwana Mine. The Company’s effective tax rate for the year was 34% is higher than the Canadian statutory rate of 33% due to permanent non-deductible costs of the Lumwana Mine and not recognizing tax benefits for a number of subsidiaries within the group.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

SUMMARY OF QUARTERLY RESULTS

The following table sets out a summary of the quarterly results for the Company for the last eight quarters. The financial data is derived from the Company’s interim unaudited financial statements, which are prepared in accordance with GAAP.

	2010				2009
Three months ended	Dec	Sept	June	Mar	Dec	Sept	June	Mar(2)
Total mine material movement (millions of tonnes)	28.52	30.37	26.60	14.99	22.23	29.30	20.80	8.88
Ore mined (millions of tonnes)	5.22	4.18	5.09	3.09	4.20	4.02	3.03	1.84
Ore processed (millions of tonnes)	5.48	4.94	4.57	3.59	3.96	3.82	3.03	2.88
Head grade (copper %)	0.69	0.87	1.02	0.93	0.94	0.92	0.98	0.93
Copper recovery (copper %)	90	89	94	92	93	80	82	83
Concentrate grade (copper %)	37	41	44	44	46	47	39	39
Copper produced in concentrate (tonnes)	33,939	38,445	43,835	30,471	34,626	28,111	24,413	22,263
Copper produced in concentrate (millions of pounds)	74.82	84.76	96.64	67.18	76.34	61.97	53.82	49.08
Copper sold (tonnes)	33,421	35,784	35,929	26,596	31,410	26,470	23,640	23,970
Copper sold (millions of pounds)	74.68	78.89	79.21	58.63	69.24	58.34	52.11	52.84
C1 operating cost(1) ($ per pound)	1.64	1.21	1.19	1.60	1.53	1.46	1.44	—
Copper sales revenue ($000s)	325,510	296,658	223,934	200,686	233,431	170,798	127,734	—
Smelter treatment charges ($000s)	(27,411)	(27,532)	(28,596)	(20,823)	(27,596)	(20,517)	(15,370)	—
Net sales revenue ($000s)	298,099	269,126	195,338	179,863	205,835	150,281	112,364	—
Cost of sales ($000s)	(108,708)	(102,763)	(104,277)	(97,721)	(110,443)	(86,173)	(76,269)	—
Operating profit(1) ($000s)	189,391	166,363	91,061	82,142	95,392	64,108	36,095	—
Derivative gains/(losses) ($000s)	(18,427)	(32,636)	39,557	(15,758)	(68,980)	(88,431)	(74,312)	(98,102)
Other income/(expense) ($000s)	(2,658)	(7,248)	4,412	(1,878)	(196)	(1,142)	(2,636)	(999)
Net income/(loss) ($000s)	91,984	71,152	73,442	32,527	(27,465)	(56,266)	(38,741)	(60,591)
Basic earnings/(loss) per share ($)	0.13	0.10	0.10	0.05	(0.04)	(0.08)	(0.06)	(0.10)
Diluted earnings/(loss) per share ($)	0.13	0.10	0.10	0.05	(0.04)	(0.08)	(0.06)	(0.10)
Basic weighted average shares (millions)	717.98	707.79	707.55	707.43	706.21	701.17	675.76	596.93
Diluted weighted average shares (millions)	729.49	720.47	720.42	719.33	719.49	715.93	695.42	614.45

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.
(2)	The Lumwana Mine commenced commercial production on April 1, 2009.

Further details regarding the Company’s results for 2010 are discussed throughout this document. Further information on Equinox’s quarterly results can be found in the respective quarterly financial statements and related management’s discussion and analysis on www.sedar.com.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

OUTSTANDING SHARE DATA

The only class of equity securities of the Company outstanding as at December 31, 2010 is common shares. As at March 9, 2011, the Company had 879,072,263 common shares outstanding.

Equinox has a Long-Term Incentive Plan under which options may be granted to directors, officers and employees of the Company. Vesting of some of the outstanding options is subject to achievement of specified performance hurdles. As at March 9, 2011, there were 13,441,044 incentive stock options outstanding with the exercise prices ranging from Cdn$0.72 to Cdn$4.96 per share.

LIQUIDITY & CAPITAL RESOURCES

As at December 31, 2010, Equinox had cash resources of $320 million, an increase of $210 million in the year due to positive cash inflows from the Lumwana operation and the acquisition of Citadel.

As at December 31, 2010, the Company had outstanding fully drawn debt facilities totalling $399 million of which $114 million falls due in the next 12 months.

The Company expects that it will produce 145,000 tonnes (320 million pounds) of copper metal in concentrates in 2011 at a C1 operating cost(1) of $1.45 per pound. The London Metal Exchange spot price of copper at December 31, 2010 was $4.42 per pound. On this basis, the Company expects to generate positive cash flows for 2011 sufficient to fund ongoing operations and service existing debt.

Contractual Obligations

(in thousands of dollars)	Payments Due by Period As at December 31, 2010
	Total	Less than 1 year	1 year to 3 years	4 years to 5 years	After 5 years
Long term debt	399,033	113,981	105,052	—	180,000
Operating leases	3,068	1,141	1,904	23	—
Finance leases	23,435	10,660	7,383	1,652	3,740
Capital Commitments – Lumwana mine	31,029	31,029	—	—	—
Capital Commitments – Jabal Sayid mine	106,873	101,638	5,235	—	—
Asset Retirement Obligation	25,034	—	—	—	25,034

Total Contractual Obligations	588,472	258,449	119,574	1,675	208,774

NON-GAAP FINANCIAL MEASURES

The term “C1 operating cost” is a non-GAAP performance measure reported in this MD&A and is prepared on a per-pound of copper produced basis. The term C1 operating cost does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. C1 operating cost is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions. C1 operating costs(1) includes all mining and processing costs, mine site overheads and realization costs through to refined metal.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

The following table provides, for the periods indicated, a reconciliation of the Company’s C1 operating cost measures to GAAP income statement presented in the Financial Statements:

(in thousands of dollars except as otherwise noted)	Year ended December 31
	2010	2009(2)
Costs as reported in the income statement:
Direct and indirect mining costs	308,242	212,016
Smelter treatment charges	104,361	63,483
Adjustment for change in copper concentrate stockpile inventory	34,992	—

Total operating costs	447,595	275,499

Copper produced in concentrate (tonnes)	146,690	83,888
Copper produced in concentrate (pounds)	323,395,708	184,941,163

C1 operating cost per pound of copper (whole dollars)	1.38	1.49

The term “operating profit(1)” is a non-GAAP performance measure reported in this MD&A and represents net sales revenue less cost of sales as reported on the GAAP income statement presented in the financial statements. The terms operating profit(1) do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating profit is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions.

The following table provides, for the periods indicated, a reconciliation of the Company’s operating profit(1) measures to GAAP income statement presented in the Financial Statements:

(in thousands of dollars)	Twelve months ended December 31
	2010	2009(2)
Revenue and costs as reported in the income statement:
Copper sales revenue	1,046,787	531,962
Smelter treatment charges	(104,361)	(63,483)

Net sales revenue	942,426	468,479
Direct and indirect mining costs	(308,292)	(212,016)
Amortization and depletion	(75,742)	(46,688)
Royalties	(29,434)	(14,114)

Cost of sales	(413,468)	(272,818)

Operating profit	528,958	195,661

The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use the above terms and information to evaluate the Company. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

FINANCIAL AND OTHER INSTRUMENTS

As at December 31, 2010, and pursuant to the lending requirements for the Lumwana Mine project debt facility, the Company has entered into a number of copper put options and forward contracts (the “hedge book”) relating to a proportion of its expected copper production at the Lumwana Mine designed to provide protection from exposure to unfavourable copper price movements.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, due and payable on expiry of the underlying contracts. For the outstanding put options, expiring between January 2011 and March 2011, the fair value of the premium payable is $7 million. There is no premium or cost associated with the copper forward contracts.

Changes in the fair value of derivatives are recognized in the income statement.

The mark-to-market fair value of all contracts is based on independently provided market rates and determined using standard valuation techniques. These techniques include the impact of counterparty credit risk.

At December 31, 2010, the average contract price (“strike price”) of the hedge book (net of put deferred premium payable) was $2.21 per pound versus a spot copper price of $4.42 per pound resulting in the hedge book being out of the money with a mark-to-market asset fair value of $42.0 million.

At December 31, 2010, the spot copper price had increased to $4.42 per pound compared with an average strike price (net of put deferred premium payable) of $2.43 per pound resulting in the hedge book closing out of the money and dropping in value to a mark-to-market liability position of $42 million.

The total decline in value of the hedge book for the year ended December 31, 2010 was $65 million of which $27 million represents non-cash mark-to-market losses which have been recorded in the income statement. The remaining balance of $93 million represents the net cash payable from hedge contracts maturing during the year, which is reflected in the cash flow statement.

Derivative instruments included in the balance sheet comprise:

(in thousands of dollars)	December 31 2010	December 31 2009
Fair value of hedge book – start of period	(107,310)	256,679
Hedge contracts matured during period resulting in cash payment / (receipt)	92,608	(34,163)
Mark-to-market fair value gain / (loss) during period	(27,264)	(329,826)

Fair value of hedge book – end of period	(41,966)	(107,310)
Less: current portion	41,966	85,179

Total non-current derivative instruments	—	(22,131)

The following table summarizes the hedge book in place at December 31, 2010 and expiring by March 31, 2011:

Copper put options:
Tonnes	5,000
Average strike price ($/tonne)	$5,364
Average strike price ($/lb)	$2.43

Copper forwards:
Tonnes	8,280
Average strike price ($/tonne)	$5,367
Average strike price ($/lb)	$2.43

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

CRITICAL ACCOUNTING ESTIMATES

The accounting policies that involve significant management judgment and estimates are discussed in this section. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. For a complete list of the significant accounting policies, reference should be made to note 2 of the Company’s December 31, 2010 audited consolidated financial statements.

Mineral reserve estimates used to measure amortization of property, plant and equipment

The amortization expense is based on the estimated useful economic life of the mine reserves. The estimate which will most significantly affect the measurement of amortization is quantities of proven and probable copper reserves. This estimate is complex and requires significant subjective assumptions that arise from evaluation of geological, geophysical, engineering and economical data for the orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a re-assessment of the viability of production under different economic conditions. Such changes in the data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual copper production could differ from expected copper production based on the reserves, and an adverse change in copper price could make a reserve uneconomic to mine.

Impairment of property plant and equipment

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Company’s reserves. The variability of these factors depends on a number of conditions, including the uncertainty of future events and, as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Revenue recognition

The Company’s sales agreements require final prices to be determined in a future period. For this purpose, it is necessary for management to estimate the final prices received based on current prices for copper. As a result of the significant volatility in current metal prices, actual results may materially differ from those initially recorded when final prices are determined. Management follows the industry practice of re-pricing any provisionally priced sales at the end of each reporting period based on published copper forward curve prices and any differences/adjustments are recorded in the current period’s earnings.

Derivative valuation

The Company enters into derivative instruments to mitigate exposures to copper commodity prices. Fair values for derivative instruments are determined using valuation techniques which use assumptions and estimates based on market conditions existing at reporting date. Realized gains and losses are recorded as a component of operating cash flow.

Future Income Taxes

See “Operations – Zambian Tax Legislation” above for further information.

Asset Retirement Obligation

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the Company are accumulated separately for each area of interest. Such expenditures are comprised of net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Exploration and evaluation expenditure for each area of interest are written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs are amortized over the estimated useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off it the property is sold or abandoned.

Borrowing cost included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where management believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair values is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

CHANGES IN ACCOUNTING POLICIES & INITIAL ADOPTION

Adoption of New Accounting Standards

In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations and is the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. The implementation of section 1582 will impact on how prospective business combinations are accounted for, including the application of fair value measurements, the recognition and measurement of goodwill or gain from a bargain purchase, and the expensing of acquisition related costs. This standard applies prospectively to business combinations for which acquisition date is on or after October 1, 2010 with early adoption permitted.

An entity early adopting Section 1582 must also apply Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”, which require the non-controlling interests to be included in the equity section.

Equinox has elected to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010, on a prospective basis only, to be in alignment with IFRS. The implementation of these sections has impacted the recording of the Citadel business combination transaction and will impact the recording of future business combinations as well as any non-controlling interests in a subsidiary.

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board announced its decision to replace GAAP with IFRS for Canadian publicly accountable enterprises.

The effective changeover date is January 1, 2011, at which time GAAP will cease to apply and will be replaced by IFRS. The Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011, with one period of comparative information also compiled under IFRS.

The Company’s IFRS conversion plan addresses the required changes to existing accounting systems, business processes, and requirements for personnel training and development. The transition date of January 1, 2010 will require the conversion for comparative purposes, of previously reported balance sheet as at December 31, 2009 and December 2010 from GAAP to IFRS and our interim and annual consolidated income statements and cash flow statements.

The major deliverables of the conversion project include:

•	Diagnostic report to explore potential impact of changes in accounting standards (completed);

•	Project plan (completed but will be updated as needed to reflect new developments);

•	Analysis of impact of changes to each accounting standard (completed);

•	Preparation of key accounting policy and procedures manual; (completed); and

•	Development of a process and system to prepare financial statements in accordance with both GAAP and IFRS (completed).

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

The sections below illustrate the quantitative assessment of the impact on Equinox’s IFRS balance sheet as at the January 1, 2010 from the transition elections that the Company elects to apply as well as the significant accounting policy differences between GAAP and IFRS. IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRS accounting standards in relation to provisions, financial instruments, fair value, consolidation and accounting for production phase stripping costs prior to the issuance of our first IFRS financial statements. Management monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. Consequently, the quantitative differences identified below should be regarded as preliminary and subject to change.

IFRS 1 Elections

IFRS 1, “First time Adoption of International Financial Reporting Standards”, provides companies adopting IFRS for the first time with a number of optional exemptions and certain mandatory exceptions to facilitate the preparation of the opening balance sheet. In order to simplify its transition to IFRS the Company has applied certain optional exemptions in the preparation of its IFRS comparative financials. A summary of each of these IFRS 1 elections is provided below:

•

Cumulative translation account (“CTA”): IFRS 1 offers the first-time adopter of IFRS the option to recognise the CTA balance on translation directly to retained earnings as an alternative to full retrospective application of IAS 21, “The Effect of Changes in Foreign Exchange Rates”. Equinox has elected to apply this exemption and reset the CTA balance to nil as of January 1, 2010, resulting in the transfer of approximately $4.8 million of CTA to Equinox’s retained earnings as at that date.

Preliminary adjustments to IFRS balance sheet as at the transition date

In the third quarter of 2010, Equinox completed a preliminary quantitative assessment of the impact of the transition to IFRS on its balance sheet as at January 1, 2010. Significant adjustments to GAAP as at January 1, 2010 include the adjustments related to IFRS 1 elections identified above, as well as the following:

•

Under GAAP where a post balance date financing agreement has been entered into which results in refinancing short-term repayment obligations on a long-term basis then, subject to satisfying certain requirements, long term debt may be re-profiled to reflect the payment terms of the refinanced debt. This option is not available under IFRS. In March 2010, Equinox secured a new corporate loan facility. As a result $42.4 million of long term debt that would otherwise have been payable within 12 months of balance sheet date was rescheduled and therefore included in non-current long term debt as at 31 December 2009. This re-classification has been reversed under IFRS. There is no difference in the classification of long term debt under GAAP and IFRS for balance dates after the date of refinancing.

•

Certain embedded derivatives previously excluded under GAAP must be recognised under IFRS. Accordingly, Equinox has have recognised a $2.1 million liability with a corresponding adjustment to retained earnings.

•

Under IFRS the Company will be required to continually update the amount of the asset retirement obligation (“ARO”) liability recognized for changes in the discount rate whereas under GAAP, the existing present value of the estimated liability do not require subsequent adjustment for market interest changes in the discount rates. IFRS requires that an entity review the carrying amount of a non-financial liability at each balance sheet date and adjust to reflect the current amount that the entity would rationally pay to settle the present obligation or to transfer it to a third party on the balance sheet date. Under IFRS, constructive obligations must be considered in addition to legal obligations when determining the ARO. Under GAAP, only legal obligations are considered when determining the ARO. The addition of constructive obligation under IFRS is not expected to have any financial impact. The change in measurement of discount rates will result in an increase liability by $4.6 million and on transition to IFRS.

•

GAAP allows the use of the temporal method to translate foreign currency balances, under this method, monetary assets and liabilities are translated at the period end rates and all other assets and liabilities are translated at applicable historical exchange rates with the resulting exchange rate differences included in income. Under IFRS, all assets and liabilities are translated at the period end rates and the resulting exchange rate differences are recognised as a separate component of equity. There is no change to the treatment of revenue and expense items under IFRS, they continue to be translated at the rate of exchange in effect at the date the transactions are recognized in income. The different method used to calculate the foreign exchange under IFRS will result in increased retained earnings by $4.4 million on transition.

Set out below are the key areas identified to date where significant changes in accounting policy are expected.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Impairment of Non-Financial Assets: Under GAAP an impairment test is performed on assets using a two-step approach whereby assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow is higher than the carrying amount of the asset, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of the fair value less cost to sell and value in use (which uses discounted cash flows). This might result in more frequent write-downs where carrying amounts of assets were previously supported under GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previously impaired losses where circumstances have changed such that the impairments have reduced. GAAP prohibits reversal of impairment losses.

Income Tax: GAAP requires the recognition of future income tax assets of both the acquirer and the acquiree in a business combination to be recorded as part of the purchase price allocation. IFRS requires the deferred tax assets of the acquirer to be recorded as a separate transaction from the purchase price allocation. As a result, under IFRS, any deferred tax assets of the acquirer would be recognized through earnings, instead of a reduction of goodwill. It is expected that this accounting change will not impact the Company’s financial results as no business combination transactions have been entered into.

Business Combination: Certain differences have been identified between IFRS and Canadian GAAP in accounting for business combinations. Under IFRS transaction costs are expensed on acquisition. Additionally, on asset acquisitions future tax liabilities recognized for temporary tax differences are not recognized. The Company has elected to early adopt a new standard under Canadian GAAP from January 1, 2010 which will align the accounting for business combinations under Canadian GAAP to IFRS.

The above disclosure related to IFRS is based on management’s current interpretation of requirements and may change as new information becomes available.

REGULATORY DISCLOSURES

Corporate Responsibility for Financial Reports

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filing, was conducted as of December 31, 2010. Based on the results of the evaluation, the Chief Executive Officer and the Chief Financial Officer conclude that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this MD&A in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the December 31, 2010 evaluation, there have not been any adverse changes to the Company’s controls and procedures and they continue to be effective and continue to be enhanced.

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Canadian GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP;

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention of timely detection of unauthorized transactions that could have a material affect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2010 by the Company’s management, including the Chief Executive Officer and the Chief Financial officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

Since the December 31, 2010 evaluation, there have not been any material adverse changes to the Company’s internal controls over the Company’s financial reporting during the period ended December 31, 2010. The Company continues to monitor and enhance the control environment internally.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional, controls can be circumvented by the individual acts of some person, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Legal Proceedings, Disputes and Regulatory Actions

The Company may be involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Equinox’s financial position, statement of income or cash flows.

In assessing the loss contingencies related to legal proceedings that are pending against Equinox or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

CAUTIONARY NOTES

Forward-Looking Statements

Certain information contained or incorporated by reference in this MD&A, including any information as to the Company’s strategy, projects, plans, prospects, future outlook, anticipated events or results or future financial or operating performance, constitutes “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements can often, but not always, be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “predicts”, “potential”, “continue” or “believes”, or variations (including negative variations) of such words; or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “potential to”, or “will” be taken, occur or be achieved or other similar expressions concerning matters that are not historical facts. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made or incorporated in this MD&A are qualified by these cautionary statements.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

Without limitation, statements that management estimates that Lumwana will produce 145,000 tonnes of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.45 per pound for the 2011 year; that average grades for 2011 are expected to remain around similar grades achieved in the fourth quarter of 2010, that recoveries are expected to continue to be around 90%, that commissioning of the Jabal Sayid project is expected to commence in the first half of 2012, that a plant debottlenecking and optimization program is expected to increase throughput to 25 Mtpa by the end of 2011, statements with respect to the expansion and optimization plans at Lumwana, and statements with respect to the Lundin Offer, including the timing and other related matters of such statements, are forward-looking statements. The purpose of forward-looking statements is to provide the reader with information about management’s expectations and plans for 2011 and subsequent years. Actual results may vary.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such factors, estimates and assumptions include, but are not limited to, anticipated financial or operating performances of Equinox, it subsidiaries and their respective projects; future prices of copper and uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; estimated costs of future production; the grade, quality and content of the concentrate produced; the sale of production and the performance of offtakers; capital, operating and exploration expenditures; costs and timing of the development of the Lumwana Mine, the costs of Equinox’s hedging policy; costs and timing of future exploration; requirements for additional capital; government regulation of exploration, development and mining operations; environmental risks; reclamation and rehabilitation expenses; title disputes or claims; the successful acquisition of Citadel and the successful integration of the combined companies upon completion of the Offer; and limitations of insurance coverage. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Without limitation, in stating that management estimates that Lumwana will produce 145,000 tonnes of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.45 per pound for the 2011 year, the Company has assumed that its ongoing expansion and optimization plans will be successful and that the wet season will not have a material effect on production. In stating that average grades for 2011 are expected to remain around similar grades achieved in the fourth quarter of 2010, and that recoveries are expected to continue to be around 90%, the Company has assumed that it will be mining a greater amount of transitional ore from the surface of additional pits, which transitional ore will dilute head grade and recoveries. In making statements with respect to the expansion and optimizations plans at Lumwana, including the schedule and timing, anticipated results and work required to complete the plans and achieve the desired results, the Company has assumed that the preliminary studies completed to date prove to be accurate, any costs associated with completing such plans will be feasible, that the materials, labour, regulatory approvals and expertise will be available and that the price and demand for copper and uranium will be profitable and that it will secure any necessary financing and/or offtake commitments on satisfactory terms and that the underlying assumption and information in the preliminary studies are correct . In making statements about the Lundin Offer, the Company has assumed that the Company will complete the Lundin Offer in accordance with the terms and conditions of the Lundin Offer set out in the Bid Circular; that management’s assessment of the successful integration of the combined companies upon completion of the Lundin Offer prove to be correct; the Company’s and Lundin’s mineral reserve and mineral resource estimates are correct; management’s expectation that Lundin’s assets are viable on a basis consistent with management’s current expectations; management’s expectations of the trading price of the Equinox Shares and Equinox CDIs and of Lundin’s ordinary shares are correct; management’s expectation of there being no significant risks relating to the Company’s or Lundin mining operations, including political risks and instability and risks related to international operations, are correct;; that certain price assumptions for copper, uranium, gold and base metals prove to be correct; certain price assumptions for natural gas, fuel oil, electricity and other key supplies remain consistent with current levels; management’s expectation of production forecasts prove to be correct; and management’s expectations of permitting, development and expansion at the Company’s existing properties prove to be correct.

Readers are also cautioned that forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries, including costs, production and returns, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors are listed below in “Risks and Uncertainties” and are fully discussed in the Company’s Annual Information Form dated March 15, 2010, and in the Company’s Bid Circular in connection with the Lundin Offer, each of which can be found on SEDAR at www.sedar.com or the Company’s website at www.equinoxminerals.com.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this document based on the opinions and estimates of management on the date statements containing such forward looking information are made and, except as required by law Equinox disclaims any obligation to update any forward-looking information, whether as a result of new

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.

Technical Information

Certain technical information in this MD&A is summarized or extracted from the “Technical Report on the Lumwana Project, North Western Province, Republic of Zambia” dated June 2008 as re-filed in April 2009 (the “Technical Report”), prepared by Ross Bertinshaw, Principal, Golder Associates Pty Ltd Daniel Guibal, Corporate Consultant, SRK Consulting (Australasia) Pty Ltd, Andrew Daley, Director, Investor Resources Finance Pty Ltd, and Robert Rigo, Vice-President – Project Development, Equinox, each of whom is a “Qualified Person” in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Information of a scientific or technical nature contained in this MD&A arising since the date of the Technical Report is provided by Equinox management and was prepared under the supervision of Robert Rigo, Vice-President – Project Development or John Cooke, Exploration Manager, each of whom is a “Qualified Person” in accordance with NI 43-101. Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Technical Report which is posted on Equinox’s website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein and therein.

Risks and Uncertainties

Due to the nature of the Company’s business and the present stage of its development, the Company’s operations and results are generally subject to a number of different risks and uncertainties at any given time. Following is a list of the general risks and uncertainties that could materially affect the Company, its operations and financial performance. These risks and uncertainties include, but are not limited to: • the risk of unanticipated expenses and unforeseen delays due to the Jabal Sayid project moving into the commissioning stage; • the risk that the exploration for, and development of ore bodies do not develop into producing mines and the hazards and risks normally encountered in mining operations; • the uncertainty relating to production estimates; • the uncertainty of future cash costs of copper production; • the risk asssociated with the Company’s continued ability to pay off its indebtedness; • the risk of volatility in the market price of metals; • the uncertainty inherent in the estimation of mineral reserves and resources; • the uncertainty relating to inferred mineral resources; • the risks associated with the enforcement of metal offtake agreements and the Company’s ability to continue to meet offtake obligations; • the risk related to dependence on limited mining properties; • the risk of the underlying assumptions in feasibility studies proving to be inaccurate in future; • the risk of insufficient insurance coverage or uninsured risks; • the risk of new government regulation having a material impact on the Company’s ability to continue operating; • the risk of the loss, material change or inability to secure licences and permits; • the uncertainty inherent in the estimation of asset carrying values; • the risk of volitilitiy in global financial conditions; • the risk of volitility in the market price of common shares; • the risk of the Company’s inability to meet its finance requirements; • the risk of stricter environmental standards and enforcement or hazards having a material impact on operations; • the risk of greater costs and loss of employees due to health risks specific to the location of the Lumwana and the Jabal Sayid projects; • the uncertainty relating to reclamation costs; • the risks inherent in international operations relating to political, economic and other uncertainties in foreign countries; • the risk of the need for additional mineral resources; • the risk that the Company’s commodity hedging program does not succeed in reducing the risk associated with metal price fluctuations; • the risk of litigation arising and having a material impact on the Company’s business; • the risk of loss, material change or inability to secure or enforce rights under titles or boundaries; • the risk of competition having a material adverse effect on the Company’s business and operations; • the risk of foreign currency fluctuations having a material adverse affect on the Company’s financial position and operating results; • the risk of the loss of or inability to retain adequate human resources and risk of labour unrest; • the risk that the Company may decided to pay dividends in future and reducing the Company’s cash position; • the risk of future sales of common shares by existing shareholders reducing the share price; • the risk of the shareholder rights plan discouraging a potential acquirer from making a bid on the Company which is beneficial to shareholders; • the risk of director and/or officer conflicts of interest arising; and • the risk of new or future tax laws having a material adverse affect on the Company’s business or financial position.

There are also key risks specific to the Lumwana project, which include, but are not limited to, the following: • the risk of restricted access or impeded operations due to the dependence on limited infrastructure for the Luwmana Project; • the risk of inflation increasing in Zambia having an adverse effect on results of operations; • the risk of the proposed and future changes to the tax regime in Zambia having a material adverse effect on the Company’s financial position; • the risk of increased costs related to any environmental or health damage associated with mining uranium which is a radio-active element; • the risk of increased costs and loss of employees due to HIV/AIDS, malaria and other diseases specific to Zambia.

There are also key risks specific to the Jabal Sayid project, which include, but are not limited to, the following: • the risk that production may vary from estimates; • the risk that the development of the Jabal Sayid project may be delayed; • the risk that approvals in Bariq may not be obtained; • the risk that Saudi Arabian laws, regulations, rules, approvals, licenses and permits may not be obtained or matained; and • the risk that hostilities and political and geographical instability may adversely impact the Company’s business and operations.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and twelve months ended December 31, 2010

There are also key risks specific to the Lundin Offer, which include, but are not limited to, the following: • the risk of a significant variance from the market value of the Company’s shares and Lundin’s shares at the time of take-up; • the risk related to the reliability of the information regarding Lundin; the risk related to change of control provisions in Lundin’s agreement which may be triggered upon the acquision of Lundin; • the risk related to the integration of the Company and Lundin; the risk related to the increased debt following the completion of the Lundin Offer; the risk related to increased capital requirements and operating risks associated with expanded operations and expanded portfolio of growth projects; • the risk related to the result of market and listing for additional common shares in connection with the Lundin Offer; • the risk related to completing the Lundin Offer.

A full, detailed description of the above listed risks and uncertainties are included in the Company’s Annual Information Form dated March 15, 2010 and the Company’s Bid Circular in connection with the Lundin Offer, each of which can be found on SEDAR at www.sedar.com and the Company’s website at www.equinoxminerals.com. Additional risks and uncertainties not currently known to the Company, or that are currently considered immaterial, may also impact the Company, its operations and financial performance and if any such risks actually occur, the business, financial condition and operating results of the Company could be materially affected.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

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